Exhibit 99.3

Consolidated Financial Statements

Transition Therapeutics Inc.

For the three-month period ended September 30, 2010

(Unaudited)

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

	September 30, 2010	June 30, 2010
	$	$

ASSETS
Current
Cash and cash equivalents [note 5]	16,208,494	16,570,033
Short term investments [note 5]	8,011,991	10,507,822
Due from Eli Lilly and Company [note 4]	1,286	52,815
GST and other receivables	84,363	72,686
Investment tax credits receivable	207,258	206,313
Prepaid expenses and deposits	405,283	549,218

Total current assets	24,918,675	27,958,887
Property and equipment, net	579,480	605,637
Intangible assets [note 6]	20,455,713	21,095,002

Total assets	45,953,868	49,659,526

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,356,158	1,236,470
Due to Elan Pharma International Limited [note 3]	943,292	853,933

Total current liabilities	2,299,450	2,090,403
Deferred revenue [note 3]	20,719,750	20,719,750
Leasehold inducement	54,302	57,160

Total liabilities	23,073,502	22,867,313

Commitments [note 9]

Shareholders’ equity
Common shares	160,498,537	160,498,537
Contributed surplus	5,312,260	4,800,368
Stock options	7,243,904	7,337,480
Deficit	(150,174,335)	(145,844,172)

Total shareholders’ equity	22,880,366	26,792,213

	45,953,868	49,659,526

See accompanying notes

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(in Canadian dollars)

	Three-month period ended September 30, 2010 $	Three-month period ended September 30, 2009 $

REVENUES
Licensing fees [note 4]	—	304,436

	—	304,436

EXPENSES
Research and development	2,293,588	3,076,069
General and administrative	1,340,929	1,443,450
Amortization	670,127	691,671
Foreign exchange loss	66,429	776,756
Loss on disposal of property and equipment	—	7,222

	4,371,073	5,995,168

Loss before the following:	(4,371,073)	(5,690,732)
Interest income, net	40,910	77,271

Net loss and comprehensive loss for the period	(4,330,163)	(5,613,461)

Basic and diluted net loss per common share [note 7[b]]	(0.19)	(0.24)

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the three-month period ended September 30, 2010 and year ended June 30, 2010

(in Canadian dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Stock Options	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$

Balance, June 30, 2009	23,215,160	160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643

Stock options exercised, expired or cancelled	2,439	27,439	160,205	(171,619)	—	16,025
Stock-based compensation expense [note 7[c]]	—	—	—	2,183,455	—	2,183,455
Net loss and comprehensive loss for the year ended June 30, 2010	—	—	—	—	(19,308,910)	(19,308,910)

Balance, June 30, 2010	23,217,599	160,498,537	4,800,368	7,337,480	(145,844,172)	26,792,213

Stock options exercised, expired or cancelled [note 7[c]]	—	—	511,892	(511,892)	—	—
Stock-based compensation expense [note 7[c]]	—	—	—	418,316	—	418,316
Net loss and comprehensive loss for the three-month period ended September 30, 2010	—	—	—	—	(4,330,163)	(4,330,163)

Balance, September 30, 2010	23,217,599	160,498,537	5,312,260	7,243,904	(150,174,335)	22,880,366

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

	Three-month period ended September 30, 2010 $	Three-month period ended September 30, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(4,330,163)	(5,613,461)
Add (deduct) items not involving cash:
Amortization of:
property and equipment	33,696	39,997
intangible assets	639,289	654,532
leasehold inducement	(2,858)	(2,858)
Stock-based compensation expense [note 7[c]]	418,316	578,453
Loss on disposal of property and equipment	—	7,222
Unrealized foreign exchange loss	—	388,961
Accrued interest on short term investments	(12,369)	(122,564)
Deferred revenue recognized	—	(304,436)
Provision for lease termination	—	(109,825)
Net change in operating assets and liabilities [note 8]	391,889	(758,564)

Cash used in operating activities	(2,862,200)	(5,242,543)

INVESTING ACTIVITIES
Maturity of short-term investments	24,059,718	26,201,987
Purchase of short-term investments	(21,491,253)	(18,812,115)
Purchase of property and equipment	(7,539)	(6,646)
Proceeds on disposal of property and equipment	—	5,600

Cash provided by investing activities	2,560,926	7,388,826

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	—	12,398

Cash provided by financing activities	—	12,398

Impact of foreign exchange on cash and cash equivalents	(60,265)	(473,492)

Net increase (decrease) in cash and cash equivalents during the period	(361,539)	1,685,189
Cash and cash equivalents, beginning of period	16,570,033	14,479,987

Cash and cash equivalents, end of period [note 5]	16,208,494	16,165,176

See accompanying notes

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2010 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2010. A reconciliation of the consolidated financial statements to generally accepted accounting principles applied in the United States is contained in note 13.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. [“Waratah”] and Transition Therapeutics (USA) Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. The Company is evaluating the effects of adopting this new standard.

3.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.

Under the terms of the agreement, the Company has received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

On August 9, 2010, Elan and Transition announced that they intend to advance ELND005 (AZD-103) into Phase III studies and have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of ELND005 (AZD-103). Per the collaboration agreement, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage and is entitled to a milestone payment of US$25 million upon initiation of the first Phase III trial. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized. On August 20, 2010, Elan and Transition amended the collaboration agreement to extend the period, in which Transition may elect to maintain or increase its cost sharing percentage or decide to not continue cost sharing, to December 1, 2010.

At September 30, 2010, the Company has received a total of $20,719,750 (US$20,000,000) in up-front and milestone payments since the initiation of the collaboration agreement. These payments have been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has until December 1, 2010 to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$2.6 million for post Phase II development

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

costs incurred up to September 30, 2010. If the Company elects to increase its participation to 40%, the Company would be required to make payments to Elan not in excess of US$10.0 million in respect of a fee to increase its participation percentage, and an additional US$0.9 million in respect of the post Phase II development costs. These costs have not been recorded as an expense or a liability at September 30, 2010 as the Company has not yet made a decision as to its participation.

At September 30, 2010, under the terms of the agreement, the Company owes Elan $943,292 for costs incurred during the three-month period ending September 30, 2010 relating to the Phase II clinical trial and open label extension study [June 30, 2010 -$853,933]. This amount has been recorded as a liability at September 30, 2010 and will be paid during the three-month period ending December 31, 2010.

4.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

(b)	On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223. Under the terms of the agreement, during the fourth quarter of fiscal 2008, Transition received a US$7 million up-front payment, which was initially recorded as deferred revenue and has been recognized as revenue on a systematic basis as the profitability of the collaboration arrangement was reasonably estimated. During fiscal 2009, the Company recognized $304,436 of the deferred revenue as revenue during the three-month period ended September 30, 2009. Costs incurred in respect of this agreement during the comparative three-month period ended September 30, 2009 were $304,436 and were recorded in research and development in the consolidated statements of loss and comprehensive loss.

On September 17, 2010, the Company announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints. Given these findings, there will be no further development of TT-223.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

5.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term investments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The weighted average rate of return on these funds at September 30, 2010 was 0.5% [June 30, 2010 – 0.4%].

Short term investments consist of bankers’ acceptances and medium term note debentures totaling $8,011,991 at September 30, 2010 [June 30, 2010 – $10,507,822] with effective interest rates between 0.8% and 1.0% and maturity dates between December 15, 2010 and September 6, 2011.

Cash and cash equivalents consist of the following:

	September 30, 2010 $	June 30, 2010 $

Cash	16,208,494	11,505,222
Cash equivalents	—	5,064,811

	16,208,494	16,570,033

6.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	September 30, 2010
	Cost	Accumulated Amortization	Net book value
	$	$	$

Technology and patents acquired from Protana	4,412,594	4,349,443	63,151
Technology, products and patents acquired from ENI	16,135,399	5,360,647	10,774,752
Patent portfolio	386,000	371,000	15,000
Compounds acquired from NeuroMedix	11,085,259	2,507,111	8,578,148
License acquired from Lilly (note 4)	1,055,900	31,238	1,024,662

	33,075,152	12,619,439	20,455,713

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

	June 30, 2010
	Cost	Accumulated Amortization	Net book Value
	$	$	$

Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology and patents acquired from Protana	4,412,594	4,159,981	252,613
Technology, products and patents acquired from ENI	16,135,399	5,113,776	11,021,623
Patent portfolio	386,000	366,000	20,000
Compounds acquired from NeuroMedix	11,085,259	2,322,354	8,762,905
Compounds, technology and patents acquired from Forbes	1,131,280	1,131,280	—
License acquired from Lilly (note 4)	1,055,900	18,039	1,037,861

	74,006,349	52,911,347	21,095,002

The amortization to be taken on intangible assets by fiscal year is as follows:

$
2011 (balance of the fiscal year)	1,412,621
2012	1,779,296
2013	1,779,296
2014	1,779,296
2015	1,779,296
Thereafter	11,925,908

20,455,713

The amortization of all intangible assets relates to the research and development efforts of the Company.

7.	SHARE CAPITAL

[a]	Authorized

At September 30, 2010, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

[b]	Common shares outstanding during the period

The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the three-month period ended September 30, 2010 is 23,137,691 [three-month period ended September 30, 2009 – 23,135,375].

The outstanding options to purchase common shares of 2,202,211 [three-month period ended September 30, 2009 – 2,056,159] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.

[c]	Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued	40,000	—	3.42
Stock options exercised	(2,439)	(11,414)	6.57
Stock options expired	(12,221)	(86,591)	10.80
Stock options forfeited or cancelled	(14,249)	(73,614)	10.28
Stock based compensation expense	—	2,183,455	—

Stock options outstanding, June 30, 2010	2,070,127	7,337,480	10.80
Stock options issued [i]	210,000	—	3.50
Stock options exercised [ii]	—	—	—
Stock options expired [iii]	(77,916)	(511,892)	10.32
Stock options forfeited or cancelled [iv]	—	—	—
Stock based compensation expense		418,316	—

Stock options outstanding, September 30, 2010	2,202,211	7,243,904	10.12

[i]	The fair value of the stock options issued during the three-month period ended September 30, 2010 is $453,600 [three-month period ended September 30, 2009 – nil].
[ii]	During the three-month period ended September 30, 2010, no stock options were exercised. In the three-month period ended September 30, 2009, 1,887 stock options were exercised with a recorded value of $8,831 and resulted in cash proceeds to the Company of $12,398.
[iii]	During the three-month period ended September 30, 2010, 77,916 stock options expired unexercised [three-month period ended September 30, 2009 – nil]. These expired stock options had a fair value of $511,892 which has been reclassified to contributed surplus [three-month period ended September 30, 2009 – nil].
[iv]	During the three-month period ended September 30, 2010, there were no stock options forfeited. In the three-month period ended September 30, 2009, 990 stock options were forfeited. These forfeited stock options had a fair value of $4,917 and all of the 990 stock options were vested at the time of forfeiture.
[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at September 30, 2010 are $22,284,385 [June 30, 2010 - $22,353,269].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

8.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	Three-month period ended September 30 2010	Three-month period ended September 30 2009
	$	$

Due from Lilly	51,529	(259,465)
GST and other receivable	(11,677)	(105,879)
Investment tax credits receivable	(945)	19,500
Prepaid expenses and deposits	143,935	110,781
Accounts payable and accrued liabilities	119,688	(297,732)
Due to Elan	89,359	(225,769)

	391,889	(758,564)

Supplemental cash flow information

Interest paid	—	—
Income tax paid	—	—

9.	COMMITMENTS

As at September 30, 2010, the Company is committed to aggregate expenditures of $9,000 under its collaboration agreements [June 30, 2010 -$6,000]. In addition, at September 30, 2010, the Company is committed to aggregate expenditures of approximately $1,193,000 [June 30, 2010 - $555,000] for clinical and toxicity studies to be completed during fiscal 2011 and approximately $1,335,000 [June 30, 2010 - $561,000] for manufacturing agreements.

10.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the three-month comparative period ended September 30, 2009 are from one partner, Lilly, a company based in the United States of America.

11.	CAPITAL MANAGEMENT AND LIQUIDITY RISK

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as collaborative partnership arrangements.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements since inception primarily through share issuances and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three-month period ended September 30, 2010 from the previous fiscal year.

The Company has filed a short form base shelf prospectus which may be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs. The shelf prospectus is effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

12.	FOREIGN EXCHANGE RISK

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

Balances in foreign currencies at September 30, 2010 and June 30, 2010 are approximately:

	September 30, 2010	June 30, 2010
	US$	US$

Cash and cash equivalents	1,692,833	2,790,726
Due from Lilly	1,250	49,610
Accounts payable and accrued liabilities	(553,330)	(347,552)
Due to Elan	(916,707)	(802,116)

	224,046	1,690,668

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations. At September 30, 2010, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the year ended September 30, 2010 would have decreased by approximately $88,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the period would have increased by approximately $88,000.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

13.	CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States (“U.S.”), differs from that applied in Canada:

(a)	Consolidated statements of loss and comprehensive loss:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss and comprehensive loss for the three-month periods ended September 30, 2010 and 2009 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Three-month period ended September 30, 2010	Three-month period ended September 30, 2009
	$	$

Net loss in accordance with Canadian GAAP	(4,330,163)	(5,613,461)
Reversal of amortization of acquired technologies (d)	461,308	476,553
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years’ stock options (e)	62,747	84,272

Net loss and comprehensive loss for the period in accordance with U.S. GAAP	(3,806,108)	(5,052,636)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Three-month period ended September 30, 2010	Three-month period ended September 30, 2009
	$	$

Net loss and comprehensive loss attributable to common shareholders:
Basic and diluted	(3,806,108)	(5,052,636)

Weighted average shares:
Basic and diluted	23,137,691	23,135,375

Net loss and comprehensive loss per share:
Basic and diluted	(0.16)	(0.22)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

(b)	Consolidated statements of changes in shareholders’ equity:

Shareholders’ equity under U.S. GAAP is as follows:

			Additional		Total
	Common shares		paid-in		shareholders’
	Number	Amount	Capital	Deficit	Equity
		$	$	$	$

Balance June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610

Exercise of stock options	2,439	27,439	(11,414)	—	16,025
Stock-based compensation	—	—	1,929,551	—	1,929,551
Net loss and comprehensive loss for the year	—	—	—	(17,123,358)	(17,123,358)

Balance June 30, 2010	23,217,599	161,169,616	10,677,290	(165,899,078)	5,947,828
Stock-based compensation	—	—	355,569	—	355,569
Net loss and comprehensive loss for the three-month period	—	—	—	(3,806,108)	(3,806,108)

Balance September 30, 2010	23,217,599	161,169,616	11,032,859	(169,705,186)	2,497,289

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at September 30, 2010 and June 30, 2010:

	September 30, 2010		June 30, 2010
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Assets:

Current:
Cash and cash equivalents	16,208,494	16,208,494	16,570,033	16,570,033
Short term investments	8,011,991	8,011,991	10,507,822	10,507,822
Due from Lilly	1,286	1,286	52,815	52,815
GST and other receivables	84,363	84,363	72,686	72,686
Investment tax credits receivable	207,258	207,258	206,313	206,313
Prepaid expenses and deposits	405,283	405,283	549,218	549,218

	24,918,675	24,918,675	27,958,887	27,958,887
Property and equipment, net	579,480	579,480	605,637	605,637
Intangible assets (d)	20,455,713	72,636	21,095,002	250,617

	45,953,868	25,570,791	49,659,526	28,815,141

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

	September 30, 2010		June 30, 2010
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Liabilities and shareholders’ equity:

Current liabilities:
Accounts payable (g)	—	—	—	—
Accrued liabilities (g):
Research contracts	566,630	566,630	437,116	437,116
Professional services	222,256	222,256	230,655	230,655
Payroll and vacation	335,534	335,534	281,165	281,165
Facility closure	45,706	45,706	65,778	65,778
Capital tax and other	186,032	186,032	221,756	221,756

	1,356,158	1,356,158	1,236,470	1,236,470
Due to Elan	943,292	943,292	853,933	853,933

	2,299,450	2,299,450	2,090,403	2,090,403
Deferred revenue	20,719,750	20,719,750	20,719,750	20,719,750
Leasehold inducement	54,302	54,302	57,160	57,160

	23,073,502	23,073,502	22,867,313	22,867,313

Shareholders’ equity:
Common shares	160,498,537	161,169,616	160,498,537	161,169,616
Contributed surplus	5,312,260	4,752,785	4,800,368	4,240,893
Stock options	7,243,904	6,280,074	7,337,480	6,436,397
Deficit	(150,174,335)	(169,705,186)	(145,844,172)	(165,899,078)

	22,880,366	2,497,289	26,792,213	5,947,828

	45,953,868	25,570,791	49,659,526	28,815,141

(d)	Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company’s acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification “ASC” Topic 730, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the three-month period ended September 30, 2010, the Company recorded $177,981 in amortization expense relating to intangible assets capitalized under U.S. GAAP [three-month period ended September 30, 2009 - $177,979]. The weighted average amortization period for the intangible assets recorded under U.S. GAAP is one month. The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP in the amount of $72,636 during the three-month period ended December 31, 2010.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

(e)	Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $62,747 net reduction in compensation expense compared to Canadian GAAP for the three-month period ended September 30, 2010 [three-month period ended September 30, 2009 - $84,272].

(f)	Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Topic 740 is effective for fiscal years beginning after December 15, 2006. The Company adopted Topic 740 during fiscal 2008 and the adoption had no material impact on the Company’s financial position, results of operations and cash flows.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the three-month periods ended September 30, 2010 and 2009, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company’s net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery under US GAAP is as follows:

	September 30, 2010 $	September 30, 2009 $

Tax recovery at combined federal and provincial rates of 32.50% (2009 – 32.50%)	(1,236,985)	(1,642,107)
Non-deductible permanent differences:
Stock-based compensation	115,560	160,609
Other permanent and non-deductible items	1,796	1,193
Future tax assets not recognized for accounting	1,119,629	1,480,305

	—	—

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(in Canadian dollars)

(g)	Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $1,356,158 and $1,236,470 respectively as at September 30, 2010 and June 30, 2010. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(h)	Cost of revenue:

U.S. GAAP requires that costs of $304,436 for the three-month comparative period ending September 30, 2009, relating to the Lilly collaboration agreement be separately disclosed as costs of services in the consolidated statement of loss and comprehensive loss.

(i)	Recent U.S. accounting pronouncements:

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is effective for the Company July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 is effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.